UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.) *

New Oriental Education & Technology Group Inc.

(Name of Issuer)

Common shares par value US$0.001 per share

(Title of Class of Securities)

647581206**

(CUSIP Number)

May 24, 2023

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)
☒  Rule 13d-1(c)
☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the common shares. CUSIP number 647581206 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing ten (10) common shares, which are quoted on the New York Stock Exchange under the symbol “EDU”.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 647581206
Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
73,701,510 (1)

	6	SHARED VOTING POWER
11,282,583 (2)

	7	SOLE DISPOSITIVE POWER
73,701,510 (1)

	8	SHARED DISPOSITIVE POWER
11,282,583 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,984,093

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.00% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
These 73,701,510 common shares, par value US$0.001 per share (the “common shares”) of New Oriental Education & Technology Group (the “Issuer”) include  28,124,830 ordinary shares represented by 2,812,483 American Depositary Shares (“ADSs”), each ADS representing ten (10) ordinary shares.

(2)
These 11,282,583 common shares, par value US$0.001 per share (the “common shares”) of New Oriental Education & Technology Group (the “Issuer”) include 6,346,660 ordinary shares represented by 634,666 American Depositary Shares (“ADSs”), each ADS representing ten (10) ordinary shares.

(3)	Based on 1,699,375,793 common shares outstanding as of September 16, 2022, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on September 29, 2022.

SCHEDULE 13G
CUSIP No. 647581206
Page 3 of 6 Pages
Item 1(a)	Name of Issuer

New Oriental Education & Technology Group Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

No. 6 Hai Dian Zhong Street
Haidian District
Beijing 100080, People’s Republic of China

Item 2(a)	Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited – Republic of Singapore

Item 2(d)	Title of Class of Securities

Common shares, par value US$0.001 per share

Item 2(e)	CUSIP Number

647581206

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G
CUSIP No. 647581206
Page 4 of 6 Pages
Item 4	Ownership

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Percent of Class (3)	Voting Power		Dispositive Power
			Sole (4), (5)	Shared (4), (5)	Sole (4), (5)	Shared (4), (5)
GIC Private Limited	84,984,093	5.00	73,701,510	11,282,583	73,701,510	11,282,583

(4)
GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 73,701,510 securities beneficially owned by it.  GIC shares power to vote and dispose of 11,282,583 securities beneficially owned by it with MAS.

GIC is wholly-owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares.

(5)	GIC disclaims membership in a group.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

SCHEDULE 13G
CUSIP No. 647581206
Page 5 of 6 Pages
Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 647581206
Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated.

GIC PRIVATE LIMITED

By:	/s/ Glien Tan Cheng Chuan
Name: Glien Tan Cheng Chuan
Title: Managing Director
Date: June 1, 2023

By:	/s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President
Date: June 1, 2023